Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 10, 2021

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to additional comments provided on November 8, 2021 relating to the Trust’s Post-Effective Amendment No. 187, which was filed on August 13, 2021 for the purpose of registering the AdvisorShares Poseidon Dynamic Cannabis ETF (the “Fund”) as a new series of the Trust. For ease of reference, set forth below are the comments followed by the Trust’s responses.

1.	Comment. With respect to the parenthetical in the second paragraph on page 2 of the marked copy of the Seyfarth Shaw legal opinion, why does the second to last sentence begin with “incidentally”? Does “incidentally” have the same meaning as “for the avoidance of doubt” in this case? Also, are the securities discussed in the parenthetical total return swaps?

Response. According to Seyfarth Shaw, the word “incidentally” has been deleted. The Trust represents that the securities discussed in the parenthetical may be either equity securities or total return swaps referencing equity securities.

2.	Comment. With respect to the bulleted paragraph on page 6 of the marked copy of the Seyfarth Shaw legal opinion that discusses the Fund’s 20% investment bucket, are the securities equities or total return swaps?

Response. The Trust represents that, like the securities in the Fund’s 80% investment bucket, the securities in the 20% bucket may be equity securities or total return swaps referencing equity securities.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 10, 2021

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum